Exhibit 99.1

ARIS MINING ACHIEVES 2023 PRODUCTION GUIDANCE AND
PROVIDES 2024 OUTLOOK

Vancouver, Canada, January 16, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reports 2023 gold production of 226,151 ounces (oz) from its two operations in Colombia, within the 2023 guidance range of 220,000 to 240,000 oz. The Q4 2023 results provided in this news release are approximate and may differ from the final results to be included in the Company’s 2023 annual audited financial statements and MD&A, which the Company expects to release in early March 2024.

Neil Woodyer, CEO of Aris Mining, commented “In 2023, our Segovia Operations achieved full-year production of 202,940 ounces, meeting its guidance range of between 195,000 and 210,000 ounces. We also achieved substantial growth in mineral resources and reserves at Segovia, supporting our plan to expand the processing facilities. During the transition to full-scale construction of the new Marmato Lower Mine that started in Q3 2023, our Marmato Upper Mine maintained operations and produced 23,211 ounces during the year.

Looking ahead to 2024, we expect total gold production of between 220,000 and 240,000 ounces, which is consistent with our 2023 production rates. We are currently expanding the Segovia processing facility by 50% to 3,000 tonnes per day (tpd), with completion expected by early 2025. We are also building the new Marmato Lower Mine with the first gold pour expected in late 2025. We are targeting to produce approximately 500,000 ounces of gold in Colombia in 2026, following completion of our two expansion projects. We are also continuing to progress permitting at the top-tier Soto Norte gold-copper project and defining a new development plan for our Toroparu Project.

During 2024, we plan to invest $21 million in exploration programs designed to build on the exploration success and new interpretation at the Segovia Operations which resulted in a 114% increase in mineral resources and 75% increase in gold reserves in 2023.”

2023 Highlights:

•	Achieved total annual gold production of 226,151 oz with steady quarter-over-quarter increases.

Table 1: 2023 Gold Production and Sales (oz) by Quarter

Operation	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Full Year 2023	Full Year 2022
Segovia Operations	46,513	47,882	53,826	54,719	202,940	210,163
Marmato Upper Mine	4,390	6,121	6,367	6,333	23,211	25,216[1]
Total Gold Production	50,903	54,003	60,193	61,052	226,151	235,379
Total Gold Sales	49,158	54,228	59,040	62,083	224,509	241,439

1 Marmato Upper Mine production is presented on a full-year 2022 basis. The operation was acquired on September 26, 2022 and is included in the consolidated financial results of Aris Mining on a post-acquisition basis.

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•	The Segovia Operations achieved all-in-sustaining cost per ounce (AISC/oz)[1] sold of $1,139 for the nine months ended September 30, 2023 and is expected to achieve full-year cost guidance of between $1,125 and $1,175.
•	In July 2023, Aris Mining received the permits to start construction of the Marmato Lower Mine.
•	In September 2023, Aris Mining commenced trading on the NYSE-American as “ARMN”.
•	In November 2023, Aris Mining announced material increases in the mineral resource and reserve estimates at the Segovia Operations and filed an updated technical report supporting the new estimates in December 2023.
•	Measured and indicated mineral resources increased by 114% to 3.6 million ounces at 14.34 grams per tonne (g/t) Au, plus inferred resources of 1.8 million ounces at 12.11 g/t Au[2]
•	Proven and probable mineral reserves increased by 75% to 1.3 million ounces at 11.63 g/t Au[3]

2024 Production and AISC/oz Guidance:

•	During 2024, Aris Mining expects consolidated gold production of between 220,000 and 240,000 oz, with in-progress expansion projects to contribute to production growth in 2025 and beyond.
•	AISC/oz1 at the Segovia Operations is expected to be between $1,225 and $1,325. It is notable that approximately 45% of the Segovia Operations gold production is from ‘partner-operated’ mining where the cost structure primarily hinges on a percentage of the U.S. dollar spot gold price.
•	Aris Mining will resume providing cash cost and AISC/oz cost guidance for the Marmato Mine when the Lower Mine achieves commercial production.

Table 2: 2024 Guidance

Operation	Segovia Operations	Marmato Upper Mine
Gold production (oz)	200,000 to 220,000	20,000 - 25,000
Cash cost (US$/oz)1,[4]	$975 to $1,075	n/a
AISC (US$/oz)[1,4]	$1,225 to $1,325	n/a
Exploration budget (US$ million)	$18.5M	$2.2M
2024 Expansion Projects: (US$ million)

• $11 million, Segovia Operations processing plant expansion to 3,000 tpd

• $140 to $150 million, Marmato Lower Mine construction, to be partially funded by $80 million of progress-based stream funding. First gold pour expected in late 2025.

[1] AISC per oz sold and cash cost are non-IFRS financial measures and do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Please refer to the Non-IFRS Measures section of the Company's most recently filed Management's Discussion and Analysis (MD&A) for the three and nine months ended September 30, 2023 available on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov, for full details and reconciliations. The Non-IFRS Measures section of the MD&A is incorporated by reference into this press release.

[2] Measured resources of 4,114 thousand tonnes (kt) at 14.31 g/t Au containing 1,893 thousand ounces (koz), Indicated resources of 3,754 kt at 14.38 g/t containing 1,736 koz, and Inferred resources of 4,682 kt at 12.11 g/t containing 1,823 koz. Mineral resources are inclusive of mineral reserves. The mineral resource estimate used a gold price of US$1,850 per ounce and has an effective date of September 30, 2023. See Technical Disclosure and Qualified Person section below for more details.

[3] Proven reserves of 1,515 kt at 12.25 g/t Au containing 597 koz and Probable reserves of 2,017 kt at 11.16 g/t containing 723 koz. The mineral reserve estimate used a gold price of US$1,700 per ounce and has an effective date of September 30, 2023. See Technical Disclosure and Qualified Person section below for more details.

[4] Cash cost and AISC forecasts are based on a gold price of US$2,000/oz and a USD-COP exchange rate of 3,900.

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2024 Expansion Projects:

•	Segovia Operations - Processing plant expansion. The capacity of the processing plant is currently 2,000 tpd and includes crushing, grinding, gravity concentration, gold flotation and regrind, cyanidation, Merrill-Crowe precipitation, and smelting of the precipitate and gravity concentrate to produce gold-silver doré. The plant is being expanded to 3,000 tpd and includes installation of a previously purchased ball mill, which is already onsite, and the re-location and upgrade of the facilities that receive material from our artisanal and small-scale mining partners. The costs for the expansion are estimated at $11 million and completion is expected by early 2025. The additional processing capacity will be utilized by ramping up owner-operated mining rates and providing greater processing availability to our artisanal and small-scale mining partners.
•	Marmato Lower Mine Expansion Project. Construction commenced in September 2023, with approximately $140 to $150 million of expenditures expected during 2024, representing 50% of the total construction budget of $280 million. In addition, Aris Mining expects to achieve the 25% and 50% completion milestones and associated $80 million in stream funding during 2024. This new underground mine will provide access to the wider and large-scale porphyry mineralization below the currently operating Upper Mine, which allows for more efficient bulk mining methods in the Lower Mine.
•	Toroparu Project. The Toroparu Project is a significant gold exploration and development project located in western Guyana. The project has undergone extensive exploration and drilling programs and the estimated mineral resources at Toroparu are substantial, indicating the potential for a long-life, large-scale gold mining operation. Given its size and potential, Aris Mining is reviewing and refining the development strategy for the Toroparu project.

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Unless otherwise indicated, the mineral resource and reserve estimates, scientific disclosure, and technical information included in this news release are based upon information included in the following NI 43-101 compliant technical report: “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 6, 2023 with an effective date of September 30, 2023 (the “Segovia Technical Report”). The Segovia Technical Report was prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP, and Cornelius Lourens, FAusIMM, each of whom are a “Qualified Person” as such term is defined in NI 43-101. Mr. Lourens is independent of Aris Mining and Ms. De Mark and Mr. Diaz are not independent of Aris Mining.

About Aris Mining

Aris Mining is a gold producer in the Americas with a growth-oriented strategy. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 226,000 ounces of gold in 2023. Aris Mining is currently advancing construction of the Marmato Lower Mine Expansion project, which will provide access to wider porphyry mineralization below the current Upper Mine.

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Aris Mining also operates the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisitions and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

For further information, contact:

Tyron Breytenbach Senior Vice President, Capital Markets +1.416.399.2739 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations + 1.604.417.2574

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the expected release date of the Company’s annual audited financial statements and MD&A, plans relating to the expansion of the Segovia Operations’ processing plant and the costs and timing thereof, expectation that ongoing exploration programs will further extend mine life at the Segovia Operations, the 2024 exploration goals and budget, the 2024 production and AISC guidance, plans relating to the Marmato Lower Mine expansion project and the costs and timing thereof, the Company’s ability to produce approximately 500,000 ounces of gold in Colombia in 2026, the potential of the Company’s projects and the Company's plans and strategies are forward-looking. When used herein, forward looking terminology such as "expect", “plan”, "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Statements concerning mineral reserve estimates and mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's most recent AIF and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2023, which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company's prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI.

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The Company's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company's future operations and management's current expectations relating to the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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